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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933



ZENVAULT MEDICAL

ZenVault Medical Corporation

A COLORADO CORPORATION

with its principal business office at:
450 EAST HAPPY CANYON ROAD
CASTLE ROCK, COLORADO 80108

Telephone: (303) 814-8121
Facsimile: (303) 814-1495

March 24, 2011

Primary Standard Industrial Code:
SIC 7370

IRS Employer Identification Number:
27-3255818

[No delaying Provision—see 230.252 (g)(2) and (3)]

Total Number of Pages: 14

INTRODUCTION

ZenVault Medical Corporation (hereinafter the "Company" or "ZenVault Medical"), is a Colorado corporation that has developed and is currently operating an in-depth Personal Health Records ("PHR") web portal specifically geared to appeal to consumers. ZenVault Medical differs markedly from other digital resources for storing, retrieving, and maintaining medical records because of its focus on the consumer. Although ZenVault Medical may at first seem similar to other much-discussed Electronic Medical Records (EMR) applications, it is significantly different from EMR and addresses a completely different market. Rather than attempting to perfect yet another new EMR approach and convince doctors to participate, ZenVault Medical takes a progressive, disruptive view of the industry and instead empowers consumers by putting their personal medical records into their own hands. ZenVault Medical makes the records portable and accessible anytime, anywhere through desktop and laptop computers, as well as smartphones such as the Apple iPhone. In addition, the records will be secured in multiple geographically dispersed sites for protection.

What distinguishes ZenVault Medical PHR from other EMR portals is the technology upon which the portal is built. Unlike existing portals, ZenVault Medical utilizes ZeroNines® Technology, Inc.'s patented Always Available™ technology (Always Available Engine Version 5.0) coupled with ZeroNines' CloudNines™ and VirtualNines™ technology for cloud-based processing and virtualized servers. The finished product is a next-generation portal, capable of scaling, managing, and adding customers at price points lower than possible today. ZenVault Medical will acquire customers by offering them a free service level that enables them to create their ZenVault Medical accounts and upload a limited amount of data. Once customers are accustomed to the service, recognize its value, and desire the more advanced features, they can be converted to the premium service, which is available for a fee. The company intends to use the proceeds from this offering to continue its marketing efforts and to build new features into its web portal. Some of the costs involve the payments for licensing of the technology from ZeroNines.

Pursuant to Regulation A, Conditional Small Issues Exemption for Registration under the Securities Act of 1933, section 230.251, ZenVault Medical is entitled to an exemption from registration of the sale of the securities otherwise required under section 3(b) of the Securities Act of 1933 because:

(a) ZenVault Medical is an entity organized under the laws of the state of Colorado with its principal place of business in Castle Rock, Colorado;

(b) ZenVault Medical is not subject to section 13 or 15(d) of the Securities Exchange act of 1934 immediately before the offering;

(c) ZenVault Medical is not a development stage company that has no specific business plan or any intention to merge with any unidentified company or companies;

(d) ZenVault Medical is not an investment company nor is required to be registered under the Investment Company act of 1940;

(e) ZenVault Medical is not issuing fractional undivided interests in gas or oil rights or mineral rights;

(f) ZenVault Medical is not disqualified from issuing the proposed shares due to a disqualification of any of its officers or directors under Rule 230.262;

(g) The proposed aggregate offering price and the sum of all cash and other consideration expected to be received under the proposed offering shall not exceed $5,000,000, with no affiliate sales.

ZenVault Medical will not integrate any other sale of any securities with the proposed offering under Regulation A.

I. SIGNIFICANT PARTIES to this OFFERING.

The principals of ZenVault Medical are listed in the tables below with their corresponding business and residential addresses.

(a) ZenVault Medical Corporation's Board of Directors		
Director's Name	**Business Address**	**Home Address**
John Botdorf	450 East Happy Canyon Road Castle Rock, Colorado 80108	450 East Happy Canyon Road Castle Rock, Colorado 80108
Alan Gin	450 East Happy Canyon Road Castle Rock, Colorado 80108	250 Spinnaker Street Foster City, CA 94404
Michael J. Tarutis	450 East Happy Canyon Road Castle Rock, Colorado 80108	7878 Stonedale Drive Castle Pines North, CO 80108
Open (Investor Seat)	450 East Happy Canyon Road Castle Rock, Colorado 80108	
Open (Investor Seat)	450 East Happy Canyon Road Castle Rock, Colorado 80108	

(b) ZenVault Medical Corporation Officers		
Officer's Name	**Business Address**	**Home Address**
Alan Gin, President & CEO	450 East Happy Canyon Road Castle Rock, Colorado 80108	250 Spinnaker Street Foster City, CA 94404
Keith Fukuhara, CTO	450 East Happy Canyon Road Castle Rock, Colorado 80108	608 Southview Court Belmont, CA 94002
John Botdorf, Acting CFO	450 East Happy Canyon Road Castle Rock, Colorado 80108	450 East Happy Canyon Road Castle Rock, Colorado 80108
Mike Tarutis, VP - Legal	450 East Happy Canyon Road Castle Rock, Colorado 80108	7878 Stonedale Drive Castle Pines North, CO 80108
Open		

(c) ZenVault Medical Corporation General Partners
There are no General Partners in the corporation.

(d) Record Owners of Five Percent (or more) of ZenVault Medical Corporation Stock

There are three classes of ZenVault Medical Corporation Stock, authorized and issued as follows:

Owner	% ownership	Business Address	Home Address
Preferred "A" (this Offering under Reg. A)	28.49%	450 East Happy Canyon Road Castle Rock, Colorado 80108	Various Accredited Investors (unknown now)
Preferred "B" (owned by ZeroNines Technology)	28.49%	450 East Happy Canyon Road Castle Rock, Colorado 80108	Same as Business Address
Founders' Common Stock (as a group)	28.49%	450 East Happy Canyon Road Castle Rock, Colorado 80108	Same as Business Address
Employees' Stock Ownership Program	14.53%	450 East Happy Canyon Road Castle Rock, Colorado 80108	Same as Business Address

NOTE: All ownership reflected in this table, and other tables included within this Form 1A assume sale of the entire 10,000,000 shares of Preferred Series "A" Stock which assumes a total of 35,100,000 authorized and issued shares at the conclusion of this Offering, not including those shares to be held in reserve for liquidation preference premiums and other reasons outlined below in sub-paragraph (e). None of the individual owners of the Founders' Common Stock owns more than two percent of the outstanding stock following the dilution expected from this Offering

(e) Beneficial Owners of Five Percent (or more) of ZenVault Medical Corporation

There is one such individual beneficial Five Percent (or more) owner of ZenVault Medical Corporation. There are aggregated reserved shares: (i) reserved in aggregate for the maximum potential liquidation preference premium election of 12,246,599 shares to cover Preferred Series "A," "B," and Founders Shares, all having liquidation preference premium of 50%; (ii) reserved in aggregate for an Employee Stock Ownership Program of approximately 14.53% of the outstanding stock (currently unissued to individuals). ZeroNines as holder of Series "B" Preferred is not considered beneficial because it has expended significant time, money and has fronted all expenses for the start-up and operation of ZenVault in exchange for the Series "B."

Employees' Stock Ownership Program	14.53%	450 East Happy Canyon Road Castle Rock, Colorado 80108	The exact number of shares issued is subject to an adjustment following the conclusion of the Series "A" Offering; it is intended that the Series "A," Series "B" and Founders' Common classes of stock will have equal percentage ownership prior to subsequent dilution.

(f) ZenVault Medical Corporation Promoters

There are no Promoters of ZenVault Medical Corporation other than its Directors and Officers (see (a) and (b), above).

(g) Affiliates of ZenVault Medical Corporation

Affiliate	Business Address	Affiliation
ZeroNines Technology, Inc.	450 East Happy Canyon Road Castle Rock, Colorado 80108	Same controlling owners
ZeroNines Services Group, LLC	450 East Happy Canyon Road Castle Rock, Colorado 80108	Same controlling owners

(h) ZenVault Medical Corporation Counsel		
Firm Name	**Business Address**	**Attorney**
Effusion Legal Group, LLLP	5670 Greenwood Plaza Blvd. Penthouse Greenwood Village, CO 80401	Michael J. Tarutis, Esq.

(i) Underwriters of Proposed Offering
There are no Underwriters of the Proposed Offering.

(j) Directors of the Underwriters of Proposed Offering
Not Applicable--there are no Underwriters of the Proposed Offering.

(k) Officers of the Underwriters of Proposed Offering
Not Applicable--there are no Underwriters of the Proposed Offering.

(l) General Partners of the Underwriters of Proposed Offering
Not Applicable--there are no Underwriters of the Proposed Offering.

(m) Counsel to the Underwriters of Proposed Offering
Not Applicable--there are no Underwriters of the Proposed Offering.

II. APPLICATION of RULE 262.

No person, including issuers, directors and officers identified in Item I of this notification has, pursuant to Regulation A, § 230.262 (the Disqualification Provisions, or Rule 262) or is:

a. Filed a registration statement which is the subject of any pending proceeding or examination, refusal order or stop order;

b. Subject to any pending proceeding under §230.258 (Suspension of Exemption);

c. Been convicted of a felony or misdemeanor in connection with the purchase or sale of any security or filing a false filing with the Commission;

d. Subject to an order, judgment or decree or restraining order of any type, preliminary or permanent or an enjoinder of any type in connection with the purchase or sale of any security or filing a false filing with the Commission;

e. Subject to a United States Postal Service false representation order or subject to an injunction or restraining order of any type pursuant to 39 USC §3005.

III. AFFILIATE SALES.

No part of the proposed offering includes or involves the resale of securities by an affiliate of the issuer.

IV. JURISDICTIONS in which SECURITIES ARE to be OFFERED.

a. None of the securities of the proposed offering is to be sold by underwriters, dealers or salespersons other than the Officers and Directors of the Company.

b. The securities of the proposed offering will be offered for sale by Officers and Directors of the Company in the following jurisdictions where the Officers reside or have direct contact with the proposed investors:

- California
- Colorado
- Pennsylvania
- Arizona
- Florida
- Texas
- Wyoming
- Illinois
- Ohio
- Michigan
- Oregon

V. UNREGISTERED SECURITIES ISSUED or SOLD WITHIN ONE YEAR by ZENVAULT MEDICAL CORPORATION.

(a) Unregistered securities issued within one year prior to the filing of this Form 1-A Offering Statement:

Name of Issuer	Recipient	Title of Securities	Percentage Interest	Consideration
ZenVault Medical Corporation	ZeroNines Technology, Inc.	Preferred Stock, Series "B"	28.49%*	$0.00
ZenVault Medical Corporation	Company Founders	Common Stock	28.49%*	$0.00
Proposed Employee Stock Ownership Program	Trustee of ESOP	Common Stock	14.53%*	$0.00

* The percentage of ownership interest in the total equity of the Company assumes that the entire Preferred Series "A" stock is sold (10,000,000 shares) and the Board of Directors has subsequently issued the same number of shares to the Preferred Series "B" shareholder, and has adjusted the Founders' Common class to also have 10,000,000 shares distributed to its shareholders as a class. The final number of shares issued will differ according to the strength of sales of the Offering, all classes adjusted to the same percentage of ownership following the closing of the sales of the Series "A" Preferred Stock (this offering)

(b) Unregistered securities issued to any person who was a director, officer, promoter or principal security holder of the issuer or an underwriter of the issuer:

Name of Issuer	Recipient	Title of Securities	Percentage Interest	Consideration
ZenVault Medical Corporation	John Botdorf	Founders' Common	1.27%*	$0.00
ZenVault Medical Corporation	Alan Gin	Founders' Common	1.66%*	$0.00
ZenVault Medical Corporation	Michael Tarutis	Founders' Common	1.99%*	$0.00
ZenVault Medical Corporation	Keith Fukuhara	Founders' Common	0.51%*	$0.00

The Percentage Ownership Interest in the Company's outstanding stock is reflected in this table is FOLLOWING the assumed sale of the entire Preferred Series "A" Offering of stock. *See footnote above for further explanation.*

(c) Section of the Securities Act relied upon for exemption from registration requirements and facts relied upon for such exemption.

Pursuant to Regulation A, Conditional Small Issues Exemption for Registration under the Securities Act of 1933, section 230.251, ZenVault Medical Corporation is entitled to an exemption from registration of the sale of the securities otherwise required under section 3(b) of the Securities Act of 1933.

VI. OTHER PRESENT or PROPOSED OFFERINGS.

ZenVault Medical Corporation is not contemplating the offering of any securities in addition to those covered by this Form 1-A.

VII. MARKETING ARRANGEMENTS.

No person named within Item I, above, has knowledge of any marketing arrangement for the sale of ZenVault Medical Corporation Stock under the proposed offering which would:

a. Limit or restrict the sale of other securities of the same class for the period of distribution;

b. Stabilize the market for any of the securities offered;

c. Withhold commission to any underwriter (no underwriter anticipated) or hold any underwriter responsible for distribution of the securities under that underwriter's participation.

ZenVault Medical Corporation does not anticipate hiring, utilizing or consulting with any underwriter for sale and distribution of securities under the proposed offering.

VIII. RELATIONSHIP with ISSUER of EXPERTS NAMED in OFFERING STATEMENT.

This Offering Statement was prepared by the Officers and Managers of ZenVault Medical Corporation and no experts were hired to assist in the preparation on a contingent basis.

IX. USE of SOLICITATION of INTEREST DOCUMENT.

No document or publication authorized by Rule 254 was issued or used by ZenVault Medical Corporation prior to the filing of this Notification.

X. SIGNATURES.

The undersigned hereby certify, under penalty of perjury, that the information contained herein is accurate and complete as of the date of this Offering Statement. The undersigned constitute a majority of the Board of Directors and a majority of the Officers of the corporation.

Dated: March 24, 2011

By:



John Botdorf
Chairman and Acting CFO



Alan Gin
Director, President, CEO and Secretary



Michael J. Tarutis
Director and VP Legal Affairs